UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Corning Natural Gas Holding Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
219387107
(CUSIP Number)
Christopher J. Hubbert, Esq. 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219387107

1	NAME OF REPORTING PERSONS Michael I. German
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D relates to shares of the common stock, $0.01 par value per share, of Corning Natural Gas Holding Corporation (“Corning” or the “Company”), a New York corporation with corporate offices at 330 West William Street, Corning, New York 14830, beneficially owned by Michael I. German.

Item 4. Purpose of Transaction.

On January 12, 2021, Corning entered into an Agreement and Plan of Merger (the “Merger Agreement”), with ACP Crotona Corp., a Delaware corporation (“Parent”), and ACP Crotona Merger Sub Corp., a New York corporation (“Merger Sub”). Parent and Merger Sub are affiliates of Argo Infrastructure Partners LP (“Argo”) and were formed by Argo in order to acquire the Company.

Pursuant to the Merger Agreement, on July 6, 2022, Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, in accordance with and subject to the terms of the Merger Agreement, the shareholders of the Company have the right to receive consideration for their shares in the following amounts in cash without interest: (i) $24.75 per share of common stock, less any applicable withholding taxes; (ii) $25 per share of Series A preferred stock, plus any unpaid dividends; (iii) $29.70 per share of Series B preferred stock, consisting of $24.90 for the Series B preferred stock liquidation preference and $4.80 for the conversion right of the holders of the Series B preferred stock, plus any unpaid dividends; and (iv) $25 per share of Series C preferred stock, plus any unpaid dividends.

Item 5. Interest in Securities of the Issuer.

On July 6, 2022, as a result of the Merger, Mr. German ceased to own any securities of Corning and is entitled to receive the amounts described in Item 4 above for his shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Merger Agreement included in Item 4 above is incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 2.1 Agreement and Plan of Merger, dated as of January 12, 2021, by and among Corning Natural Gas Holding Corporation, ACP Crotona Corp., and ACP Crotona Merger Sub Corp. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated January 12, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 7, 2022	/s/ Michael I German
Michael I. German